ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Description of Business

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US”). The Company also has mineral interests in Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating one mine, Briggs, and using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced gold production in May 2009.

Development efforts in 2012 are principally focused on the underground mine at Pinson where the Company expects to commence gold production by year-end 2012. Pinson is located near Winnemucca, in Humboldt County, Nevada. Continuing development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is being deferred in favor of Pinson, and the Company expects to recommence development of Reward as funding permits. Pinson is receiving priority since it represents the greatest return on investment from Atna's portfolio of advanced-stage growth projects with potential near term cash flows and low capital investment required to achieve these cash flows. Additional limited work is planned in 2012 at Pinson on data collection for future feasibility work for an adjacent open pit mine project and on data collection at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally include completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012; completion of top soil placement; and the ongoing monitoring and treatment of water.

The following discussion and analysis of the financial position and results of operations for the Company is current through August 10, 2012 (the “Report Date”), and should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the quarter ended June 30, 2012 (“Second Quarter 2012”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for certain disclosures that are made in Canadian dollars (“CAD” or “C$”), as noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2011 and 2010 and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Highlights for Second Quarter 2012:

•	Atna generated net income of $2.0 million, $0.02 per basic share, in the Second Quarter 2012. Income before income tax was $2.1 million.
•	Net cash provided by operating activities in the Second Quarter 2012 was $3.4 million. As of quarter-end, cash and cash equivalents were $8.4 million.
•	Gold sales for the Second Quarter 2012 totaled 8,493 ounces, inclusive of a bulk-sample sale by Pinson, or 9% less than in First Quarter 2012, but 10% higher than Second Quarter 2011.
•	Briggs produced $4.9 million in operating cash flow and $3.4 million of income before tax in the Second Quarter 2012.
•	New NI 43-101 Technical Reports were filed for the Pinson-underground, Reward and Briggs gold properties during the quarter, updating resources, reserves, economics and mine plan outlooks.
•	A proven and probable ore reserve of 1.7 million tons at an average grade of 0.369 ounces per ton, containing 644,600 ounces of gold was declared for the Pinson-underground project.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

•	Development of the underground mine at Pinson progressed in the Second Quarter 2012 with completion of the secondary access in July, hiring of key staff, mobilization of an additional contractor crew, and rehabilitating existing underground workings.
•	On June 20, Pinson shipped 1,553 tons of oxide ore to a third-party processor for a trial process run. Pinson netted approximately $0.6 million from this sale, which will be credited against development costs.
•	On June 22, the Company submitted a request for modification of Pinson's existing Water Pollution Control Permit to the Nevada Division of Environmental Protection to allow an increased rate of mining of up to 400,000 tons per year of ore.
•	The new Technical Report for Reward increases mine life by two years over the prior estimate. The project is now expected to have a six year life producing at an average annual rate of approximately 35,000 ounces, producing a projected net present value (NPV) of $100 million, using a gold price of $1,500 and a discount rate of 5%.

Highlights for First Half 2012:

•	Atna generated net income of $3.9 million, $0.03 per basic share, in First Half 2012. Income before income tax was $4.9 million.
•	Net cash provided by operating activities in First Half 2012 was $7.3 million.
•	Gold sales totaled 17,476 ounces for First Half 2012, an increase of 23% over First Half 2011. Revenue from gold sales increased in First Half 2012 by 43% to $28.8 million from $20.1 million in First Half 2011.
•	Briggs produced $11.2 million in operating cash flow and $8.2 million of income before tax in the First Half 2012.

Outlook and Strategy

The Company expects the gold market to remain robust in 2012 and the foreseeable future. Atna therefore plans to continue executing upon the strategy of developing its portfolio of advanced-stage growth projects primarily using the cash flow from existing mines. In 2012, the Company plans to develop the underground mine at Pinson and bring it into production, principally using the cash flows from Briggs. Once Pinson has achieved positive cash flow, the cash generated from both Briggs and Pinson will be used to strengthen Atna's balance sheet by reducing debt and accumulating cash. This strategy will provide the opportunity for funding the sequential development of Reward and future projects in a measured and controlled manner. The Company believes that this strategy will build shareholder value, while allowing the Company to grow and prosper even in today's difficult capital markets.

The Company’s key goals are:

•	Produce and sell approximately 43,000 to 54,000 ounces of gold in 2012, inclusive of initial production from the Pinson-underground mine.
•	Maintain a high level of safety and environmental performance;
•	Improve productivity and cash flow generation from Briggs;
•	Staff and develop Pinson with the target of mining 36,500 ore tons, as allowed under current underground permits, to produce approximately 8,000 to 12,000 ounces of gold in 2012;
•	Increase production at Pinson, once modification to its Water Pollution Control Permit has been approved, expanding the mining rate up to 400,000 tons of ore per year.
•	Be prepared to develop Reward once adequate funding is available.
•	Commence feasibility study work to determine the economic potential of the open pit resource at Pinson;
•	Initiate feasibility study work at Columbia; and
•	Strengthen its balance sheet through debt reduction and accumulation of cash flow from operations.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California. Briggs was initially constructed in 1995, closed in 2004, and recommenced commercial production in July of 2009. Through June 30, 2012, Briggs has produced over 630,000 ounces of gold. Briggs is a conventional open pit mine that uses heap leach gold recovery. All ore is crushed to a target 80% passing a 1/4 inch- slot prior to placement on the leach pad, and target gold recovery is 80%.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the principal conduit for gold mineralization, is the north to south trending Goldtooth fault.

Briggs produced $4.9 million in operating cash flow and $3.4 million of income before tax in the Second Quarter 2012. The Briggs mine sold 8,108 ounces of gold in Second Quarter 2012, a 5 percent increase over Second Quarter 2011 results, to produce $13.1 million in gross revenue, a 12 percent increase over Second Quarter 2011 gross revenue. The average selling price per ounce of gold was $1,612 in Second Quarter 2012 versus $1,516 in Second Quarter 2011.

Production details for Briggs for the five most recent quarters are shown in the following table.

	Second	First	Fourth	Third	Second
Production Statistic	Quarter 2012	Quarter 2012	Quarter 2011	Quarter 2011	Quarter 2011
Waste tons	1,348,100	1,719,500	1,983,100	2,512,300	2,627,900
Ore tons	581,500	712,400	759,100	615,800	662,600
Total tons	1,929,600	2,431,900	2,742,200	3,128,100	3,290,500
Strip ratio (waste / ore)	2.3	2.4	2.6	4.1	4.0
Ore grade (oz/ton)	0.020	0.018	0.017	0.018	0.016
Contained gold ounces mined	11,600	12,500	12,900	11,000	10,700
Gold ounces produced in doré	8,200	9,400	8,400	9,400	7,700
Gold ounces sold	8,100	9,400	8,400	9,700	7,700
Recoverable gold ounces inventory	17,700	16,600	15,500	12,700	14,500
Cash cost of gold production ($/oz) including net capitalized stripping	$943	$897	$941	$913	$908

Cash cost of gold production per ounce is a common gold mining industry measure not compliant with IFRS. Cash cost per ounce is calculated using the Gold Institute Standards and is estimated by subtracting depreciation, depletion, amortization, changes in gold inventory, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, mine-site depreciation, amortization, depletion, production stripping costs net of capitalization, and changes in inventory.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The following schedule details the calculation of cash cost of gold production per ounce for the six months ended June 30, 2012 and 2011.

	Six Months Ended June 30,
	2012	2011
Total cost of sales	$20,266,000	$16,279,000
Less - mining related depreciation and amortization	(4,023,000)	(3,082,900)
Difference between ounces produced and ounces sold	156,900	172,900
Less - silver by-product credits	(185,200)	(118,300)

Total cash cost of production	$16,214,700	$13,250,700

Ounces produced (absorbed on carbon)	17,658	14,457

Total cash cost per ounce	$918	$917

Briggs’ production costs on a per-ton-mined and per-ton-processed basis are summarized below for the periods indicated.

Briggs Average Operating Cost Per Ton

Function	Basis	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Mining	$/ton of mined material, ore & waste	$1.86	$1.05	$1.63	$1.06
Mining	$/ton of ore crushed	$7.70	$5.87	$6.03	$6.05
Crushing	$/ton of ore crushed	$5.09	$2.30	$4.04	$2.41
Leach and Plant	$/ton of ore crushed	$2.11	$2.10	$1.69	$2.02
Site Gen. and Admin.	$/ton of ore crushed	$3.99	$2.54	$3.30	$2.57
Total Operating cost	$/ton of ore crushed	$18.89	$12.81	$15.06	$13.05

As previously indicated in the press release of July 11, 2012, Second Quarter 2012 gold sales at Briggs were below expectations due to mechanical failures in the crushing plant, resulting in a shortfall in crushed ore being placed on the leach pad. This reduced production increased unit cash costs. The principal source of downtime was a mechanical failure in the secondary crusher. A major rebuild of the secondary crusher was required, so the crusher was moved to an offsite repair facility, resulting in an extended shutdown. Steps were taken to reduce spending during this shutdown with the cancellation of operating shifts in the mine and crushing plant, the elimination of overtime, and a requirement of taking vacation time. In addition, the time was used to replace or rebuild major components in the screening plant and the primary grizzly feeder and on key mining equipment. Work in the mine focused on development work on the Goldtooth South and Briggs North Main pit areas as the crusher coarse ore stockpile had achieved its maximum tonnage limits.

The Company is now well advanced on its program of sequentially rebuilding and replacing key production units in the crushing plant, the principal production constraint at Briggs. Over the last nine months a rebuilt primary jaw crusher was installed in the plant and the three crushers in the tertiary circuit were either replaced or rebuilt. Major components in the screening plant have also been replaced and the secondary crusher is now in operation after having been fully rebuilt. Operation of the crushing plant has returned to normal, and the plant is now operating at target levels.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

As a result of the shortfall experienced in placing crushed ore on the leach pad during the second quarter, the Company is reducing its production guidance for Briggs from its previously stated target of 40,000 to 47,000 ounces to 35,000 to 42,000 ounces for full year 2012. The outlook for full year cash cost per ounce has been increased from an average of between $825 and $875 to a range of $875 to $925 per ounce for full year 2012. This increase is primarily the result of the decreased ounces of gold produced.

Briggs additions to capital and development were $1.3 million and $2.5 million in Second Quarter 2012 and year-to-date 2012. Inclusive of capitalized leases and rebuilds, the Company expects capital additions of between $1.5 million and $2 million in the second half of 2012. Capital spending increased in Second Quarter 2012 due to a $0.5 million capitalized rebuild of the secondary crusher.

DEVELOPMENT PROPERTIES

Pinson Underground Mine, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about 10 miles north of the Golconda Exit from Interstate Highway 80. The property is located on the Getchell Gold Belt in north-central Nevada near where it intersects the north end of the Battle Mountain- Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician aged Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone.

In April 2009, Atna entered into a Mining Venture Agreement (the “MVA”) for Pinson with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, superseding a prior Exploration and Development Agreement. Under the MVA, Atna owned a 30 percent equity interest in the joint venture and PMC owned 70 percent. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011. In September 2011, Atna completed an Asset Purchase and Sale Agreement (“APSA”) with PMC to acquire PMC’s 70 percent interest in the Pinson. The MVA was terminated by the APSA. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold.

Atna controls four square miles of land containing the historic Pinson Mine and the related mineral resources. As part of the APSA, Atna entered into a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities. This agreement is evergreen through the life of the Pinson underground project.

In May 2012, an independent engineering firm with Qualified Persons (as defined in NI 43-101), completed an NI 43-101 compliant technical report for the Pinson Underground Gold Mine, located in Humboldt County, Nevada. The report demonstrates that Pinson is an economically attractive gold mining project. Atna is developing the property with gold production targeted to commence in Q4 2012. The report includes Mineral Resource and Mineral Reserve estimates, mining and processing plans, detailed project economics and sensitivity analyses.

The mine plan envisions a six-year life after the 2012 development period to recover approximately 550,000 ounces of gold at a rate of approximately 90,000 ounces per year from current Proven and Probable Mineral Reserves. This projection does not include possible conversion of Inferred Mineral Resource into Mineral Reserve nor any additional contribution from the adjacent potential open pit project.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Project economics at varying gold prices are demonstrated in the following table.

Gold Price		$1,300	$1,500	$1,700
IRR		103%	171%	239%
NPV 10% (Million)	(Million)	$72	$129	$185
Payback (Years)	(Years)	2.2	1.6	1.4
Cash Operating Cost (C1)*	($/oz)	829	829	829
Total Cash Cost (C2) *	($/oz)	935	972	1,010
Full Cost (C3)*	($/oz)	1,067	1,104	1,142

*Gold Institute Cost Standards

C1: Total direct costs of production

C2: C1 plus royalty payments and Nevada severance tax

C3: C2 plus depletion, depreciation, and the amortization of other capital costs

The projected cumulative capital outlay for the Pinson-underground project; net of ore sales, using a $1,500 gold price; is approximately $28 million through the second quarter of 2013. The royalty, severance tax, and net capital outlays will vary as gold prices change. Pinson capital and development spending during Second Quarter 2012 was $5.1 million. A total of $8.6 million has been spent at Pinson out of a total budget expenditure of $20 million for 2012.

Atna has retained a strong senior management team for Pinson and that team is actively managing development and operations. A mining contractor, DMC Mining Services ("DMC"), is providing contract mining services. Three operating crews are presently employed working two 10 hour shifts, seven days per week.

On July 25, 2012, the Company announced that it had completed construction of the secondary access into the mine, meeting an MSHA safety requirement to begin the production of ore. Completion of this access now allows the continued development of the spiral decline into the mine. Development of ore mining areas will be conducted from the decline with the goal of achieving gold ore production in the fourth quarter 2012. An underground chamber for installation of the primary ventilation fans and air door lock was constructed as part of the secondary access. Ventilation doors and the main fans will be installed in the near future.

Mining is by mechanized methods utilizing LHD and jumbo drills. The Pinson mine will utilize an underhand cut and fill mining method using cemented fill. This method was chosen due to the variable nature of the various ore bodies and the low strengths of the ore and country rock. This method minimizes ore dilution, while recovering a high percentage of ore reserve to maximize economic return. The cut and fill mining method is currently being used in a number of mines in Nevada where ore and country rock characteristics necessitate a conservative support design to enhance miner safety.

The workings are de-watered using an existing deep de-watering well. Three additional wells have been drilled and the Company has pumps and related equipment on hand to put two of these wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin has been permitted for construction. In addition, site electrical systems to support underground tunneling and ventilation operations have been upgraded, and construction of a lined stock pad for the stockpiling of future mined sulfide ores is planned to be completed in the second half of 2012.

On June 20, 2012, Pinson shipped a bulk sample of 1,553 tons of oxide ore to a third-party processor for a trial process run. This ore had an average process grade of 0.353 ounces per ton, from which 92.6% of the gold was recovered in the plant. No deleterious elements were detected. Pinson netted approximately $0.6 million from this sale, which was credited against capital development. On the basis of this test run, a longer term oxide processing agreement is being negotiated. Oxide ore is believed to constitute approximately 10% to15% of the total ore reserve at Pinson.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

As developed in the NI 43-101 study, the expected life-of-mine production schedule is shown in the following table.

Life of Mine Production
Year	Tons Mined	Grade OPT	Ounces	Payable Gold oz
2012	36,500	0.324	11,800	5,500
2013	259,700	0.387	100,400	88,300
2014	335,300	0.380	127,200	108,200
2015	346,000	0.392	135,700	116,600
2016	314,600	0.332	104,400	89,500
2017	311,000	0.369	114,500	96,300
2018	145,700	0.349	50,800	44,000
Total	1,748,800	0.369	644,600	548,400

A summary of the cash operating costs per ton of ore mined basis is shown in the following table. These costs are based on actual contract costs, quotations and estimates for each of the cost centers shown.

Summary of Cash Operating Costs[1]
Operation	$/Ton of Mined Ore
Production Mining	$135.00
Surface Operations	$4.98
Transportation[2]	$21.39
Processing[3]	$80.00
Utilities	$9.07
G&A	$18.90
Total	$269.34

1 Costs calculated on total tons mined

2 Oxide transport cost $5.61 per ton, sulfide transport cost $23.34 per ton

3 Processing costs only apply to sulfide ore.

3 Oxide ore is purchased directly with no processing charge.

Pinson has a “small-mine” Water Pollution Control Permit that allows underground mining of 36,500 tons of ore per year. The Company began development of the mine based on this permit in the fourth quarter of 2011. On June 22, 2012, the Company submitted a modification to this permit to the Nevada Division of Environmental Protection ("NDEP") to allow an increased mining rate of up to 400,000 tons per year of ore. Pinson has received notice from the NDEP that modification to its Water Pollution Control Permit to increase to a large scale facility is administratively complete. The Department will now begin their technical review for final approval. Atna anticipates approximately a 6-month time period for approval of the permit modification. No Federal filing is required since the potential underground mining zones are located on private lands.

On July 20, 2012, the Company received Notice of approval of the Class II Air Quality Operating Permit from the NDEP. This permit covers the operation of an ore crushing facility, a crusher facility for aggregate for backfill, a shotcrete plant, a backfill plant and an assay laboratory.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Associated with the existing permits is approximately $1.9 million in reclamation bonding. Atna provided the State of Nevada with approximately $0.6 million of this bonding in 2011 and expects to provide the balance of approximately $1.3 million in the second half of 2012 when the State completes its review of the bonding requirement.

Pinson Open Pit Project, Nevada

The Pinson mine had previously operated as an open pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Since 2004, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. Re-evaluation of this potential in the currently robust gold market environment has resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that is believed to be amenable to open pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company is developing information required to commence a feasibility study to determine the economic potential of the open pit resource. While permits exist to commence underground development and mining, the potential open pit is currently unpermitted and will be subject to the full permitting process prior to the commencement of mining. Even though this is a brown-field site, this process may include the requirement to complete a full environmental impact study.

A metallurgical sample drilling program in the Mag open pit was completed in May, 2012. A total of four PQ core holes were drilled totaling 2,086 feet to acquire samples for column leach testing of the potential open-pit, heap-leach gold resources in the Mag pit. Column leach testing will be the focus of the metallurgical work with attention to crush-size optimization, gold recovery optimization, evaluation of reagent costs, and the evaluation of any recovery issues associated with carbon or gold encapsulation. Quotations have been received from several laboratories to conduct the metallurgical test program.

Reward Mine, Nevada

The Reward mine (“Reward”) is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Atna holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. Atna also owns 99 unpatented claims and six patented claims. The leases and patented claims carry a three percent Net Smelter Return Royalty (“NSR”). An NSR is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining, and smelting costs.

In July 2012, the Company announced the results of a new NI 43-101 Technical Report for the Reward Gold Project. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Technical Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward.

This report increased mine life by two years over the original 2008 estimate based on a higher gold price and the results of a 15-hole, 8,880 foot (2,700 meter) drilling program completed at Reward in 2011. The mine is now expected to have a six year life producing at an average annual rate of approximately 35,000 ounces per year.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Projected project economics at varying gold prices are shown in the following table:

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Technical Report Highlights (M=million)

Mine Production Rate: 6,500 tons per day ore (5,900 tonnes)

Mine Life: six years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch (12.5 mm)

Life of Mine Strip Ratio: 3.1:1 (waste:ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR Royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Reward will be a conventional open pit mining operation with ore crushing and heap leach gold recovery. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011.

Phase 1 development bonds have been posted and substantially all permits required for mine development and operating activities have been received. During 2009, work was completed on an Environmental Assessment for Reward. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Continuing development at Reward is being deferred in favor of funding Pinson, and the Company expects to recommence development as funding permits. Long lead-times for mobile mining equipment will be taken into consideration in rescheduling development. Once commenced, a nine month construction period is anticipated; with gold production commencing three months after construction is completed.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia project (“Columbia”), which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 1,776 acres. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR’s that range from zero percent to 6 percent.

An independent engineering firm with Qualified Persons (as defined in NI 43-101) was retained to complete the NI 43-101 “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) dated June 2010. Results of this study demonstrate that the project may have favorable economic development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work, however, justifies moving ahead with a feasibility level study to further define the economics of the project and to determine whether to commence the permitting process.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The PEA contemplates a conventional open-pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. Projected average annual production is approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine year mine life. The initial design seeks to minimize environmental impact by incorporating dry tailings to be placed as pit backfill versus a conventional wet tailings dam.

The PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

Columbia is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high-grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high-grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

While the State of Montana does not currently permit the use of cyanide gold recovery with open pit mining, other forms of processing such as gravity separation and flotation are allowed. A second round of metallurgical test work was completed in February 2012. This work was focused on characterizing grades and recoveries utilizing conventional gravity and flotation methods. Both rougher and cleaner flotation circuits were utilized. Reverse circulation reject samples were composited to create oxide mineral samples for testing. The test work developed an overall recovery for gravity and flotation of approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces of gold and 125 ounces of silver per ton of concentrate. Cyanide leach tests on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent indicating a high level of oxidation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

In June 2012, the Company initiated a seven-hole reverse circulation drilling program on the property. Five of these holes are being drilled down the dip of the veins to collect assay information and metallurgical samples for additional metallurgical test work. Two additional holes will be drilled to test the veins in poorly drilled areas. Five of the holes drilled are being completed with the installation of piezometers to provide long term water table and temperature data.

Periodic water sampling analysis is also being conducted for baseline quality analysis. Also in June 2012, the Company conducted wildlife and wetlands study program on the site to develop wildlife habitat and wetlands information for future permitting.

Columbia is not currently permitted for development. Management’s goal in 2012 is to collect sufficient baseline data to commence feasibility study and a “Mine Plan of Operations”, for completion in 2013. Submission of this work will initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Briggs’ Cecil R Satellite Property, California

The Cecil R gold property (“Cecil R”) is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. The NI 43-101 resource estimate is based on over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit that hosts the Briggs deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

No new work is planned at Cecil R in 2012. Future work plans include additional drilling to determine the extent of the mineralization, metallurgical characterization studies, and geotechnical slope determination studies to support possible mine designs.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada, and consists of 365 unpatented lode claims covering approximately 2,000 acres. Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a 3 percent NSR. The Company optioned the property to Yamana Gold (“Yamana”) in November 2006. In February 2012, Yamana advised Atna of its intent to terminate its earn-in agreement on Clover. The Company is seeking a new third party to continue work on this property.

In 2009 and 2010 Yamana worked on completing permitting activities required by the Bureau of Land Management and completed a nine-hole drilling program (9,165.5 feet/2,793.5 meters) in 2011. Yamana’s 2011 drilling failed to extend the gold mineralization encountered in previous drilling. Yamana interpreted a change in the strike and host lithology of the targeted structure as the cause of the tightening of the vein. Yamana drilled 26 holes totaling 23,905 feet (7,286 meters) during its option period.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district and the Ken Snyder Mine.

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company and Uranium One entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012, to increase its interest in the project from 30 percent to 51 percent. If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures. The Company has no expenditure obligations while Uranium One spends the funds to increase its interest in the Sand Creek JV.

In late 2011, Uranium One completed a total of 32 holes with 13 holes (41 percent) encountering grade-thickness values (GT’s) of greater than 0.25 foot-percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. Uranium One is working to update its mapping of the uranium trend and associated resources by integrating the new drilling. As of year-end 2011, Uranium One had met 60 percent of its earn-in commitment and had increased their equity position in the joint venture to 38 percent. Atna does not control the timing of future drilling operations under the terms of the Supplemental Agreement.

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands occur in thirteen counties in western Montana. The Company is in the process of subdividing this package for exploration joint venture or sale.

Canadian Properties, Yukon and British Columbia

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM) (“Canarc”). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period and granting the Company a 2 percent NSR. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1,375,000 over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a two percent NSR position that will be allocated to their respective accounts. Mindat is current on its option payments for Wolf.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the next four years and a NSR of between 0.5 percent and 1 percent, depending on underlying royalty structures. This option was renewed at its starting point in July 2012.

The White Bull polymetallic prospect is located in the Cassiar Mountains of British Columbia in the Laird Mining Division. In July 2012, Mindat terminated its option on the White Bull property.

Reclamation Property

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation ("CRK"), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces. Kendall operated under permits issued by Montana Department of Environmental Quality ("MDEQ") and other regulatory agencies.

In 2006, CRK was given approval to commence leach pad capping operations and a bentonite enhanced basal layer was placed on all leach pads. Contouring and placement of top soil on all disturbed areas at Kendall, with the exception of the leach pad areas, was substantially completed by the end of 2008. In 2011, CRK received permission from MDEQ to place the final topsoil cover on the leach pads. The Company posted a $0.2 million surety bond with the MDEQ for this capping project in Second Quarter 2012. Soil placement commenced in June 2012 and is expected to be completed in August 2012. Once this cover is in place the topsoil will be seeded to provide final vegetative cover. The Company believes that with completion of this cover, reclamation earthwork at the site will be complete. Water management and treatment at the site will be continued for the foreseeable future. Since mine closure in 1996, approximately $14.0 million has been expended on closure and reclamation activities at Kendall.

In April 2012, CRK entered into an Agreement with MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of this Agreement, CRK submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. MDEQ shall perform a completeness review of this plan supported by a closure EIS. A third party contractor will be retained to conduct the closure EIS and the project will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ.

In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ, as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining in the current funds on deposit with the MDEQ will be utilized in funding this trust.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Royalty Interests

Atna controls a number of NSR royalty interests on properties in both North and South America. These royalties are the result of property sales and property option exercises. The summary list is shown below:

Property	Location	Operator	Atna NSR	Metal
Ty	Yukon, Canada	Pacific Bay Minerals	1.00%	Pb, Zn, Au, Ag
Adelaide	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Tuscarora	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Celeste	Chile, Region II	Coro Mining	0.50%	Copper
Atlanta	Nevada, USA	Meadow Bay	3.00%	Gold

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current based on reports dated as indicated in the footnotes to the tables. The scientific and technical information contained in this report has been reviewed and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, and a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) – 100% Atna
Proven	6,296	0.020	128,788
Probable	5,942	0.020	118,141
Briggs Reserves	12,238	0.020	246,929
Reward (2) – 100% Atna
Proven	3,673	0.025	90,636
Probable	8,183	0.021	175,174
Reward Reserves	11,856	0.022	265,810
Pinson Underground (3) – 100% Atna
Proven	1,011	0.366	370,100
Probable	736	0.373	274,500
Pinson Underground Reserves	1,747	0.369	644,600

Total Reserves	25,841	0.045	1,157,339

(1)	Briggs mineral reserve summary is current as of December 31, 2011, and is based on a 0.007 oz/ton incremental leach cut-off grade calculated using $1,300 per ounce gold and have been reconciled for mine production in 2011 and is supported by an NI 43-101 Technical report filed on SEDAR on May 22, 2012.
(2)	Reward mineral reserve is current as of December 31, 2011, using a >$0.01 net incremental value using $1,300 per ounce gold and is supported by an NI 43-101 Technical Report filed on SEDAR on July 9, 2012.
(3)	Pinson Underground reserve is current as of May 18, 2012, reported using a $1,300 gold price and a cutoff grade of 0.2oz/ton, as supported by an NI 43-101 Technical Report filed on SEDAR on May 31, 2012.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs (1, 2)	13,306	0.021	278,000
Reward (1, 3)	4,692	0.023	106,400
Pinson Underground (1, 4)	1,619	0.355	575,000
Pinson Open Pit (4)	21,158	0.035	732,000
Columbia (5)	5,730	0.047	254,400
Cecil R (6)	858	0.024	20,800
Total Measured	47,003	0.042	1,966,600
Indicated
Briggs (1, 2)	20,293	0.019	383,700
Reward (1, 3)	13,363	0.019	256,200
Pinson Underground (1, 4)	1,301	0.383	498,000
Pinson Open Pit (4)	4,307	0.058	249,600
Columbia (5)	11,294	0.043	487,300
Cecil R (6)	2,382	0.022	52,700
Total Indicated	52,940	0.036	1,927,500
Measured and Indicated
Briggs ( 1, 2)	33,598	0.020	661,700
Reward (1, 3)	18,055	0.020	362,600
Pinson Underground (1, 4)	2,920	0.368	1,073,000
Pinson Open Pit (4)	25,466	0.039	981,700
Columbia (5)	16,664	0.045	741,700
Cecil R (6)	3,240	0.023	73,500
Total Measured and Indicated	99,943	0.039	3,894,200

Inferred
Briggs (2)	12,940	0.018	228,600
Reward (3)	4,757	0.014	65,600
Pinson Underground (4)	2,236	0.378	845,900
Pinson Open Pit (4)	824	0.034	28,300
Columbia (5)	10,705	0.042	453,600
Cecil R (6)	5,144	0.019	99,400
Total Inferred	36,606	0.047	1,721,400

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Silver Mineral Resources (Columbia)- Measured, Indicated and Inferred (5)

Category	Tons (x 1,000)	Ag (oz/ton)	Contained Ounces
Measured (5)	5,370	0.155	831,100
Indicated (5)	11,295	0.115	1,304,400
Total Measured and Indicated	16,665	0.128	2,135,500

Total Inferred (5)	10,705	0.097	1,035,000

(1)	Mineral Resources for Briggs, Reward and Pinson Underground include Proven and Probable Reserves
(2)	NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 oz/ton gold cut-off
(3)	NI 43-101 Technical Report Reward Gold Project, dated June 29, 2012; 0.006 oz/ton gold cut-off
(4)	NI 43-101 Technical Report, Pinson Project, May 25, 2012; 0.010 oz/ton gold cut-off
(5)	NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.010 oz/ton gold cut-off.
(6)	NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 oz/ton gold cut-off.

Summary of Quarterly Results

Following is selected quarterly information for the eight most recent quarters.

Results for Quarter ended	Jun-12	Mar-12	Dec-11	Sep-11
Total revenues	$13,159,600	$15,872,400	$14,194,900	$16,597,400
Net income after income tax for the quarter	$2,002,800	$1,860,400	$11,616,000	$2,471,400
Basic income per share	$0.02	$0.02	$0.10	$0.02

Results for Quarter ended	Jun-11	Mar-11	Dec-10	Sep-10
Total revenues	$11,753,400	$9,209,700	$10,380,900	$7,484,300
Net income (loss) after income tax for the quarter	$1,145,200	$(148,200)	$363,700	$(1,914,600)
Basic income (loss) per share	$0.01	$-	$-	$(0.02)

Quarterly results vary depending on the price of gold; labor, diesel, chemical, and maintenance costs; stripping ratios; operating levels at Briggs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; gains or losses on foreign exchange, and other factors. The Company’s financial results are not significantly impacted by seasonality. Production statistics, inclusive of grades and recovery; cash flows, and future expectations are presented above under “Briggs Mine, California” for the Company’s operating property.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

A comparative schedule of revenues follows for the last two quarters and the comparable quarter in the prior year.

	Second	First	Second
Revenue Statistics	Quarter 2012	Quarter 2012	Quarter 2011
Revenues, inclusive of incidental silver	$13,159,600	$15,872,400	$11,753,400
Percent change from previous quarter	-17%	12%	28%
Percent change from prior period	12%	72%	77%

Gold ounces sold	8,100	9,400	7,700
Percent change from previous quarter	-14%	12%	17%
Percent change from prior period	5%	42%	35%

Average gold price per ounce	$1,613	$1,683	$1,520
Percent change from previous quarter	-4%	0%	9%
Percent change from prior period	6%	20%	30%

Gold ounces sold and recognized as revenue in Second Quarter 2012 decreased by 1,300 ounces, or 14 percent, compared to First Quarter 2012 as a result of decreased production at Briggs, in turn principally related to the increased downtime from the mechanical failure of the secondary crusher. Gold ounces sold in Second Quarter 2012 increased by 400 ounces, or 5 percent, compared to Second Quarter 2011 reflecting benefits of an additional operating shift at Briggs and capital improvements. In-process recoverable inventories increased 1,100 ounces in Second Quarter 2012 to 17,700 ounces. The average ore grade mined in the Second Quarter 2012 increased to 0.020 ounces per ton from 0.018 in First Quarter 2012.

Pinson sold oxide ore containing approximately 400 ounces of gold in Second Quarter 2012 creating a receivable of $0.6 million. This pre-commercial-production sale was credited to capital and not recognized as revenue.

Results of Operations – Quarter Ended June 30, 2012 versus Quarter Ended June 30, 2011

Atna generated net income of $2.0 million, $0.02 per basic share, for the Second Quarter 2012. These quarterly results compare to net income of $1.1 million, $0.01 per basic share, for the Second Quarter 2011. Significant elements of the $0.9 million favorable variance in net income between the two quarters are presented below.

•	Gold revenues increased $1.4 million, or 12 percent, to $13.1 million in the Second Quarter 2012 compared to the Second Quarter 2011 with the volume sold increasing from 7,703 ounces to 8,108 ounces, a 5 percent increase, and the average price realized increasing from $1,517 to $1,613, a 6 percent increase.
•	Cost of sales, excluding depreciation, increased $0.5 million, or 6 percent, in the Second Quarter 2012 compared to the Second Quarter 2011. Sales volumes increased 5 percent reflecting relatively consistent costs per unit. A major rebuild of the secondary crusher was required, so the crusher was moved to an offsite repair facility, resulting in an extended shutdown. Steps were taken to reduce spending during this shutdown with the cancellation of operating shifts in the mine and crushing plant, the elimination of overtime, and a requirement of taking vacation time.
•	Depreciation within cost of sales increased $0.1 million, or 7 percent, in the Second Quarter 2012 compared to the Second Quarter 2011 reflecting that the units-of-production principally used to determine depreciation increased proportionally.
•	Changes in general and administrative and exploration expenses were immaterial.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

•	Interest expense decreased $0.2 million, or 29 percent, to $0.4 million for the Second Quarter 2012 principally as the result of the scheduled principal repayments of the 2009 Gold Bonds. Interest paid on the Sprott loan used to finance the Pinson-underground project is being capitalized and is not reflected in Interest expense.
•	The realized and unrealized gains and losses on derivatives increased income by $0.8 million in Second Quarter 2012 relative to Second Quarter 2011. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drives these gains and losses. In Second Quarter 2012, an unrealized gain of $0.7 million was recognized for changes in the market value of the balance of embedded 2009 Gold Bond derivatives.
•	Gains and losses on the disposal of assets decreased income by $0.7 million in Second Quarter 2012 relative to Second Quarter 2011. In Second Quarter 2012, components of the secondary crusher were disposed of when the crusher was rebuilt, resulting in a $0.2 million write-off. In Second Quarter 2011, the Atlanta property in Nevada was sold, resulting in gain of $0.5 million.

As of June 30, 2012, cash and cash equivalents were $8.4 million, a $3.9 million decrease since March 31, 2012 and an increase of $3.9 million since June 30, 2011. The significant elements underlying the net increase in cash in the Second Quarter 2012 are presented below.

•	$5.6 million was used to acquire capital equipment and for mine development at Pinson and Briggs in Second Quarter 2012 compared to $2.8 million used at Briggs in the Second Quarter 2011.
•	$3.4 million was provided by operations in Second Quarter 2012, net of a $0.3 million increase in working capital, compared to $2.0 million provided by operations in Second Quarter 2011, net of a $0.9 million increase in working capital.
•	$1.3 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in Second Quarter 2012 compared to $1.2 million used for debt repayments in Second Quarter 2011.
•	$0.5 million was used for capitalized interest related to the development of Pinson in Second Quarter 2012.
•	In Second Quarter 2012, $0.1 million was provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a surety.
•	In Second Quarter 2012, nil was provided through sale of investments available for sale while proceeds from the sale of investments in Second Quarter 2011 contributed $0.2 million.
•	While a similar disposition did not occur in Second Quarter 2012, in Second Quarter 2011, $0.1 million was provided through the sale of the Atlanta property.

Results of Operations – Six Months Ended June 30, 2012 versus Six Months Ended June 30, 2011

Atna generated net income of $3.9 million, $0.03 per basic share, for the First Half 2012. Income before income tax was $4.9 million. These first-half results compare to a net income of $1.0 million, $0.01 per basic share, for the First Half 2011. Significant elements of the $2.9 million favorable variance in net income between the two half-year-periods are presented below.

•	Gold revenues increased $8.0 million, or 38 percent, to $28.8 million in the First Half 2012 compared to the First Half 2011 with the volume sold increasing from 14,253 ounces to 17,476 ounces, a 23 percent increase, and the average price realized increasing from $1,463 to $1,651, a 13 percent increase.
•	Cost of sales, excluding depreciation, increased $3.0 million, or 23 percent, in the First Half 2012 compared to the First Half 2011. Sales volumes also increased 23 percent reflecting relatively consistent costs per unit. Productivity gains largely offset increases in maintenance and severance costs and the impacts of the crusher outage.
•	Depreciation within cost of sales increased $0.9 million, or 30 percent, in the First Half 2012 compared to the First Half 2011 reflecting that the units-of-production increased approximately 23 percent and reflecting an increased capital base.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

•	General and administrative expenses increased $0.1 million, or 4 percent, to $2.1 million for the First Half 2012 due to slightly higher levels of staff and legal and consulting support.
•	Interest expense decreased $0.3 million, or 28 percent, to $0.9 million for the First Half 2012 principally as the result of the retirement of scheduled portions of the 2009 Gold Bonds.
•	The realized and unrealized gains and losses on derivatives increased income by $0.5 million in First Half 2012 relative to First Half 2011. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drives these gains and losses. In First Half 2012, an unrealized gain of $0.6 million was recognized for changes in the market value of the balance of embedded 2009 Gold Bond derivatives.
•	Gains and losses on the disposal of assets decreased income by $0.7 million in First Half 2012 relative to First Half 2011. In First Half 2012, components of the secondary crusher were disposed of when the crusher was rebuilt, resulting in a $0.2 million write-off. In First Half 2011, the Atlanta property in Nevada was sold, resulting in gain of $0.5 million.
•	A tax provision of $1.1 million was recognized in First Half 2012 while no tax expense was recognized in First Half 2011. The First Half 2012 tax provision primarily represents a decrease in future tax benefits, i.e. the deferred tax asset, and approximately $0.1 million of the tax expense represents taxes payable.

As of June 30, 2012, cash and cash equivalents were $8.4 million, a $1.6 million decrease since December 31, 2012 and an increase of $3.9 million since June 30, 2011. The significant elements underlying the net increase in cash in the First Half 2012 are presented below.

•	$8.4 million was used to acquire capital equipment and for mine development at Pinson and Briggs in First Half 2012 compared to $4.6 million used at Briggs in the First Half 2011.
•	$7.3 million was provided by operations in First Half 2012, net of a $1.8 million increase in working capital, compared to $2.6 million provided by operations in First Half 2011, net of a $1.8 million increase in working capital.
•	$2.7 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in First Half 2012 compared to $3.5 million used for debt repayments in First Half 2011.
•	$2.3 million was provided in First Half 2012 through the exercise of outstanding warrants while no warrants were exercised in the First Half 2011.
•	$0.9 million was used for capitalized interest related to the development of Pinson in First Half 2012.
•	In First Half 2012, $0.5 million was provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a surety.
•	In First Half 2012, $0.4 million was provided through the sale of investments while proceeds from the sale of investments in First Half Quarter 2011 contributed $0.3 million.
•	While a similar disposition did not occur in First Half 2012, in First Half 2011, $0.1 million was provided through the sale of the Atlanta property.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Contractual Obligations

The Company’s material contractual obligations as of June 30, 2012, were:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$27,740,500	$9,614,500	$18,126,000	$-	$-
Capital lease obligations	2,846,000	911,400	1,934,600	-	-
Operating lease obligations	492,200	142,200	335,100	14,900	-
Asset retirement obligations	8,045,200	1,202,700	2,053,400	2,699,600	2,089,500

Total	$39,123,900	$11,870,800	$22,449,100	$2,714,500	$2,089,500

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and equipment financing. Supplemental financing, if required, may be generated from asset sales, or the issuance of either debt or equity or combinations thereof. As of June 30, 2012, the Company had net working capital (current assets less current liabilities) of $10.4 million. As of June 30, 2012, the Company had recoverable gold inventory of approximately 17,700 ounces which had a cost or recorded value of $16.9 million and a gross market value of approximately $28.3 million based on the quarter-end gold price of $1,599 per ounce.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company closed a $9.2 million equity offering. In August 2011, the Company arranged a C$20 million line of credit with Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“options”) and stock warrants (“warrants”) may be a potential additional source of funds in 2012.

The principal use of funds anticipated within the next 12 months is expected to be funding development of the Pinson underground mine. The total project cost is expected to be approximately $28 million, of which $8.6 million has been spent through June 30, 2012. C$5.0 million is due to Sprott within the next 12 months, and principal repayments due to the 2009 Gold Bond holders, excluding the fluctuating value of the embedded derivatives, within the next 12 months amount to approximately $3.4 million.

Funding requirements could be significantly affected by the future price of gold, any unforeseen prolonged production disruptions at Briggs, the working capital and mine development expenditures at Pinson prior to attainment of production, and other events. Drilling and development projects at Reward, Pinson-open-pit, and Columbia, are progressed only as funds become available. Atna continues to assess its financing options and watch for windows of opportunity, considering additional sources of financing to address any potential contingent risk of having inadequate capital to complete the Pinson-underground development as scheduled, possibly to accelerate the development of Reward, and to ensure funding for the other development projects.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

As a result of the shortfall experienced in placing crushed ore on the leach pad at Briggs during the second quarter, the Company is reducing its production guidance for Briggs from its previously stated target of 40,000 to 47,000 ounces to 35,000 to 42,000 ounces for full year 2012. The outlook for full year cash cost per ounce has been increased from an average of between $825 and $875 to a range of $875 to $925 per ounce for full year 2012. This increase is primarily the result of the decreased ounces of gold produced.

While highly dependent on the development schedule, Atna expects to produce an additional 8,000 to 12,000 ounces of gold from the new underground operations at Pinson in 2012. The cash cost per ounce during development and ramp-up will be relatively high and not indicative of ongoing costs.

The only existing gold hedge as of June 20, 2012 is a forward gold sales contract embedded in the 2009 Gold Bonds. The 2009 Gold Bonds are serviced through quarterly payments essentially equal to the market value of 814 ounces of gold, plus 10 percent interest on the declining principal balance. This gold sales commitment represents less than nine percent of the expected gold production from Briggs in 2012.

Financing Transactions

Equity Issuance: During First Half 2012, the Company issued: 3.2 million shares related to the exercise of outstanding warrants at C$.70 per share, 0.5 million shares related to the exercise of vested options, and 0.6 million shares for fees related to the extension of the credit line with Sprott at a deemed price of $0.97 per share.

A roll-forward of the Company’s common shares outstanding during First Half 2012 follows.

Six Months 2012	Number of
Shares
Balance, beginning of the period	117,374,643
Sprott credit agreement	618,556
Exercise of warrants	3,234,687
Exercise of options	451,991

Balance, end of the period	121,679,877

Debt Issuance: In February of 2012, Atna and Sprott agreed to extend the existing C$20 million credit facility. Repayments of principal are due as follows: C$2.5 million on February 28, 2013, C$2.5 million on May 31, 2013, and C$15 million on August 31, 2013. Interest on unpaid principal balances continues to accrue at an annual rate of 9 percent compounded monthly and payable quarterly. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the loan. The loan origination costs, including those for the extension, were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as mine development costs.

Notes Payable: In September 2010, the Company extended C$1.3 million of convertible debentures for one year. On March 1, 2011, the Company repaid $0.8 million in debentures due on that date. On March 10, 2011, the Company prepaid C$1.3 million of 12 percent debentures of which C$1.0 million was converted into 2.0 million shares of common stock.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds will mature on December 31, 2013 and have an annual interest rate of 10 percent. The 2009 Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The 2009 Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as for equipment financing.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the 2009 Gold Bond principal and is the result of the 2009 Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113; the spot price of gold at the time the bonds were issued. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. Financial metrics related to the 2009 Gold Bonds follow.

	As of June 30, 2012	As of December 31, 2011

Current gold bond derivative liability	$1,532,600	$1,459,000
Long-term gold bond derivative liability	736,500	1,386,100
Total gold bond derivative liability	$2,269,100	$2,845,100

Current gold bond liability	$3,390,600	$3,286,400
Long-term gold bond liability	1,773,400	3,494,800
Total gold bond liability	$5,164,000	$6,781,200

	Six Months 2012	Six Months 2011

Realized loss on gold bond derivatives	$(855,800)	$(595,600)
Unrealized gain (loss) on gold bond derivatives	$576,000	$(220,500)
Interest on gold bond liabilities	$(339,800)	$(521,100)
Bond discount amortized as interest expense	$(195,300)	$(299,600)

Investing Transactions

Asset Sales: During the first halves of 2012 and 2011, the Company received $0.4 million and $0.3 million, respectively, in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

Capital Expenditures: Cash expended for purchases and development of property and equipment in First Half 2012 was $8.4 million. These capital expenditures were principally for development of the underground mine at Pinson and crusher improvements at Briggs. Additionally, capitalized interest of $0.9 million in First Half 2012 related directly to the financing and development of Pinson.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The principal capital expenditure budgeted for 2012 is the underground mine development at Pinson. Approximately $28 million has been budgeted through 2013, principally for a secondary access, primary and secondary mine development, ventilation, and other direct mine development. An underground mining contractor was mobilized to the Pinson site early in 2012. The mining contractor is providing most of their own mining equipment, reducing Atna’s investment. The Company does not anticipate having to invest in processing equipment as the Company has entered into agreements to either sell or process ore at third party facilities. Atna has a non-exclusive Ore Milling and Gold Purchase Agreement to process, at its option, Pinson sulfide ores at Barrick's Goldstrike processing facilities. On June 20, Pinson shipped a bulk sample of 1,553 tons of oxide ore to a third-party processor for a trial process run. On the basis of this test run, a longer term oxide processing agreement is being negotiated. Oxide ore is believed to constitute approximately 10% to 15% of the total ore reserve at Pinson. Net collateral anticipated to be required for the placement of reclamation bonds is included in the budgeted cash requirement.

Briggs additions to capital and development were $2.5 million in the first half 2012. Inclusive of capitalized leases and rebuilds, the Company expects capital additions of between $1.5 million and $2 million in the second half of 2012. Capital spending was increased in Second Quarter 2012 due to $0.5 million invested in a rebuild of the secondary crusher. Drilling and development projects at Reward, Pinson-open-pit, and Columbia are progressed as funds become available and will be approved on a case by case basis by management.

The capital expenditures stated above have been approved for expenditure by the Company on a case by case basis and may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of June 30, 2012. Based on the Company’s current stock price, the Company expects that the exercise of stock warrants may continue to be a potential additional source of funds in 2012.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

December 2, 2012	0.4	C$0.70	5,251,224

Surety Bonds

All bonds outlined below are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.8 million.

The total bonding requirement for Reward is $5.9 million of which $5.0 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson is estimated to be $1.9 million. A $0.6 million bond has been posted and the remaining $1.3 million will be required by year-end 2012. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The Company has on deposit with the Montana Department of Environmental Quality (“MDEQ”) $2.3 million in an interest bearing account for reclamation at the Kendall Mine. In addition, the Company posted a $0.2 million surety bond with the MDEQ for the capping project in Second Quarter 2012, and provided the surety with $0.1 million in collateral. The Company expects to spend approximately $0.6 million in 2012 to complete the capping. See “Kendall, Montana” above.

Related Party Transactions

During 2012 and 2011, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			June 30, 2012		December 31, 2011
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value
Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	$8,437,200	$8,437,200	$9,963,100	$9,963,100
Restricted cash	Loans and receivable	1	4,877,300	4,877,300	5,743,800	5,743,800
Investments	Available-for-sale	1	471,500	471,500	323,900	323,900
Total financial assets			$13,786,000	$13,786,000	$16,030,800	$16,030,800
Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	n/a	$5,408,600	$5,408,600	$4,411,100	$4,411,100
Derivative liabilities	Held-for-trading	2	2,269,100	2,269,100	2,845,100	2,845,100
Notes payable	At amortized cost	2	21,473,800	21,473,800	21,479,100	21,479,100
Gold bonds, net of discount	At amortized cost	2	5,164,000	5,164,000	6,781,200	6,781,200
Finance leases	At amortized cost	n/a	2,846,000	2,846,000	2,477,300	2,477,300
Total financial liabilities			$37,161,500	$37,161,500	$37,993,800	$37,993,800

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	June 30, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$5,902,400	$-	$-	$6,047,600

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

Derivatives

As of June 30, 2012, the Company had the following derivatives outstanding.

	US$	Expiry Date - Ounces			US$
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Embedded 2009 Gold Bond Forwards	$1,113	1,629	3,257	4,886	$2,269,100

As of June 30, 2012, the Company’s only outstanding derivatives are the forward sales embedded in the 2009 Gold Bonds. Please see “2009 Gold Bonds Payable” above for a further description of the 2009 Gold Bonds and for relevant financial metrics.

Risk management

The Company is normally exposed to a number of market risks. The Company has a risk management program that involves senior management and when appropriate, the Board of Directors of the Company (the “Board”). Management applies policies approved by the Board to identify and manage market risks affecting the Company. As a result, the Company may use various financial instruments to manage these risks.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value. For Second Quarter 2012, if the price of gold averaged 10 percent higher or lower, we would have recorded an increase or decrease in revenue of approximately $1.3 million, respectively.

Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases could be structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

If the gold price increases or decreases by 10 percent, our 2009 Gold Bond derivative liability existing as of June 30, 2012, would increase or decrease by $0.8 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Foreign exchange risk: A credit facility of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million credit facility would increase or decrease by approximately $2.0 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Concentration of credit risk: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that the loss of its customers would not have a materially adverse effect. The Company has sold its gold and silver production at market prices principally through one metals merchant during the past three years. The outstanding receivable balance has been kept below two percent of annual revenue.

Pinson plans to sell oxide ore to a third-party-processor. Presently Pinson is dependent on one customer to buy its oxide ore. Pinson’s first, oxide-ore sale occurred in second quarter 2012 when a bulk sample was processed by and sold to a third party. The receivable of $0.6 million was relatively immaterial in financial terms. Pinson’s sulfide ore will be processed separately, and the Company expects to sell the resultant gold product to a processor under agreed upon contractual terms.

To the extent Pinson sells ore and generates a trade receivable, a credit risk will arise. If a receivable is considered to be uncollectible, an allowance will be recognized.

The Company maintains cash accounts and collateral for surety bonds with several financial institutions. The balances in US and Canadian institutions often exceed the levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. The Company considers the institutions used to be financially strong and does not consider the underlying risk to be significant at this time.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, can be funded through a combination of existing cash, cash flow from the Briggs and Pinson operations, an equity issue, a bond or convertible bond issue, or new or extended lines of credit.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Regulatory risk: Changes in the regulatory environment in the US may affect the recoverability of mineral reserves, the costs of operating, the costs of reclamation, and other factors having a material impact upon the business. The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the regulatory changes.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of June 30, 2012.

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.40	$0.55	1,392,500	1.5	$0.45	1,392,500	1.5	$0.45
0.56	0.70	3,522,000	3.0	0.64	2,891,332	2.9	0.64
0.71	0.85	690,000	3.6	0.73	423,333	3.2	0.72
0.86	1.18	2,500,000	3.6	0.91	866,668	3.6	0.92

$0.40	$1.18	8,104,500	3.0	$0.70	5,573,833	2.7	$0.64

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the International Financial Standards Board (“IASB”) issued IFRS 9 Financial Instruments as the second step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; calculation of gold inventory; recoverability and timing of gold production from the heap-leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial outlook of the Company, and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements included or incorporated by reference into this document include statements with respect to, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, cash costs, internal rates of return, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current market and operational conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. For a more detailed discussion of such risks and other factors, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as the Company’s other filings with Canadian Securities Administrators and the SEC. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on such forward-looking statements due to the inherent uncertainty. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Second Quarter 2012

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the US As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2011, which can be found on SEDAR at www.sedar.com.

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